3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

March 28, 2013

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2012

Filed May 25, 2012

Form 8-K Filed September 26, 2012

Form 8-K Filed January 23, 2013

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to the supplemental comments in your letter dated March 14, 2013 (after review of our responses to the comments in your previous letters dated February 8, 2013 and February 25, 2013), in connection with your review of the Eagle Materials Inc. (“Eagle Materials”) Form 10-K for the fiscal year ended March 31, 2012 and Forms 8-K filed September 26, 2012 and January 23, 2013.

Form 8-K Filed January 23, 2013

1.	We note your response to our letter dated February 25, 2013. Please provide us with a description of the functional nature of the costs included in the Lafarge Target Business’ historical financial statements that you are removing in the pro forma financial statements, as discussed in note k. Your discussion should include the nature of the costs that you are eliminating from cost of goods sold in addition to corporate general and administrative expenses. Please also provide us with a detailed explanation as to why it is reasonable and factually supportable to eliminate these costs from the audited historical financial statements. Indirect costs for items such as rent, travel, utilities, supplies, legal fees, accounting fees, selling expenses, etc. will presumably continue post-merger, and these costs appear to have been improperly removed from your presentation. You can communicate your assessment of expected changes in these costs to investors through discussion and analysis in the footnotes to the pro forma financial statements or through the presentation of projections prepared in accordance with Item 10(b) of Regulation S-K.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2013

Company Response

In response to this comment, Eagle Materials is providing to the Staff additional information regarding the functional nature of the overhead costs eliminated pursuant to the adjustment discussed in note (k) to the pro forma financial information included in our Forms 8-K filed September 26, 2012 and January 23, 2013. Please note that this information concerns assets, facilities and arrangements of Lafarge North America Inc. and Lafarge SA, and the descriptions provided below are necessarily based on the historical financial statements for the Lafarge Target Business included in the foregoing Forms 8-K and other information provided to us by Lafarge in connection with the acquisition.

The allocated costs that were eliminated in the pro forma financial information are of a general corporate nature and arise from assets, facilities and arrangements of Lafarge SA or Lafarge North America outside the Lafarge Target Business. The $22.3 million of allocated costs included in Corporate Selling and Administrative Expenses that we eliminated consist of expenses associated with an Industrial Franchise Agreement between Lafarge SA and Lafarge North America, corporate accounting, legal, IT and engineering costs, lease costs associated with multiple corporate offices and pension and retiree medical costs for corporate employees. The $5.5 million of allocated costs included in Costs of Goods Sold that we eliminated consist of expenses associated with regional employees, lease costs for a regional office and pension and retiree medical costs for regional employees. To be clear, we did not eliminate $5.1 million of direct selling, general and administrative expenses of the Lafarge Target Business, which included direct selling, accounting, IT, legal and engineering costs, direct lease costs for the operations and pension and retiree medical costs for employees of the operations. However, as disclosed in the Forms 8-K, we did reclassify the $5.1 million of direct selling, general and administrative costs to costs of goods sold to conform with Eagle’s historical financial reporting presentation.

We believe the adjustment to remove these allocated costs is reasonable and factually supportable because, in accordance with the Asset Purchase Agreement, we did not retain or inherit any of the corporate or regional employees, corporate or regional office lease arrangements, corporate accounting, IT or corporate marketing arrangements of Lafarge SA or Lafarge North America that generated these costs. All such relationships were terminated at the time of closing (and no longer apply to the Lafarge Target Business as provided in the Asset Purchase Agreement). Moreover, when we made the decision to acquire the Lafarge Target Business, we analyzed the business on a revenue and direct expense basis without taking into account any allocated overhead, as we believed that these costs had no impact on the ability of the Lafarge Target Business to generate revenues. By analogy, our investment decision was based on information similar to a statement of revenue and direct expenses contemplated in Section 2065.6, and had such

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2013

an abbreviated financial statement been presented in our filings, there would not have been any presentation of allocated overhead. Our situation is consistent with the provisions of Section 2065.6 in that our acquisition was limited to two cement plants and other ancillary operations from Lafarge North America, which continues to operate twelve other cement plants in North America in addition to their other global operations. Our presentation only excluded those costs not directly involved in revenue producing activity, and all costs directly associated with producing revenues are included in the financial statements. We conducted our investment analysis on that basis because we were able to determine with a high degree of confidence that, except as disclosed in our Forms 8-K (in relation to the additional compensation charges of $1.5 million), the allocated overhead was not necessary for the production, selling, marketing and distribution of cement or other products by the Lafarge Target Business.

The reasons why we were able to reach the above conclusion can be illustrated by reference to the functional nature of certain of the assets, facilities and arrangements that generated the overhead allocations. For example, the allocated costs included costs associated with an Industrial Franchise Agreement between Lafarge SA and Lafarge North America. The terms of the Industrial Franchise Agreement included an international cost sharing arrangement that allocated costs arising from the global operations of Lafarge SA to individual business units. As a result of the transaction, this agreement was terminated thereby eliminating its applicability to the Lafarge Target Business under our ownership.

As another example, the allocated costs included costs associated with a regional office in downtown Kansas City operated by Lafarge North America. In many cases, the regional employees performed services for other facilities within the Lafarge network not related to the Lafarge Target Business yet their costs were allocated to the Lafarge Target Business. In the case of regional employees who did perform services for the Lafarge Target Business, their costs were not eliminated; however, in connection with the consummation of the acquisition, they were moved to the Sugar Creek plant site where there was excess office space. In the case of the other regional employees, Lafarge North America retained them and we have no obligation for their compensation or other costs of employment nor are their services necessary for the continued operation of the Lafarge Target Business. Additionally, Lafarge continues to operate the regional office and is responsible for all rent and utility costs associated with the office space. These examples highlight the reasons why we believe the adjustments are reasonable and factually supportable.

In general, in the case of each of the categories of overhead costs we eliminated as a pro forma adjustment, we determined prior to the filing of the Forms 8-K that such costs were related to assets, facilities and arrangements that were specific to Lafarge North America or Lafarge SA, would not be inherited by Eagle Materials and would not need to be replaced after the acquisition. We relied on the terms of the Asset Acquisition Purchase in determining the allocated costs would not continue after the acquisition. Moreover, due to, among other things, the local nature of the cement operations of the Lafarge Target Business and the indirect nature of the allocated costs, we concluded that there would be no impact to revenues from eliminating the allocated costs. Finally, we note that, since the acquisition of the Lafarge Target Business, we have not taken steps to replace any such assets, facilities and arrangements and we have not experienced any decrease in revenues related to the absence thereof.

In summary, we note that inherently there are judgments and estimates in preparing pro forma financial statements and we applied the criteria in a way that we believed would be most meaningful for investors and was consistent with how we evaluated the business for acquisition. We believe that eliminating the allocated costs gives investors a much clearer picture of the scope of the changes to our results of operations and financial position that resulted from the acquisition.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James Graass

William Devlin